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                                   UNITED  STATES
                        SECURITIES  AND  EXCHANGE  COMMISSION
                               WASHINGTON,  D.C.  20549

                                    FORM 144
                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:     Transmit  for  filing  3  copies  of  this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.


1(a) NAME OF ISSUER (Please type or print)                  (b) IRS IDENT. NO.            (c) S.E.C. FILE NO.

       GLOBALNETCARE, INC.                                      980215778

1(d) ADDRESS OF ISSUER               STREET                 CITY                STATE            ZIP     (e) TELEPHONE NO.
                                                                                                             AREA
                                                                                                             CODE   NUMBER
     65 BRUNSWICK  #204                                     DDO                    QUEBEC     H9B 2N4        (514)  421-2294

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD  (b) SOCIAL SECURITY NO.  (c) RELATIONSHIP TO ISSUER
                                                                         OR IRS IDENT. NO.
       NICK PEDAFRONIMOS                                                                            DIRECTOR

(d) ADDRESS               STREET              CITY             STATE     ZIP CODE

        65 BRUNSWICK  #204                    DDO             QUEBEC      H9B 2N4


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification
Number and the S.E.C. File Number.

3(a) Title of the  (b) Name and Address of Each  SEC USE ONLY  (c) Number of Shares  (d) Aggregate  (e) Number of Shares
     Class of          Broker Through Whom the   Broker Dealer     or Other Units        Market         or Other Units
     Securities        Securities are to be      Firm Number       to be Sold            Value          Outstanding
     to be sold        Offered or Each Market                      (See instr. 3(c))     (See instr.    (See instr. 3(e))
                       Maker who is Acquiring                                             3(d))
                       the Securities
-------------------------------------------------------------------------------------------------------------------------

COMMON               GLOBAL SECURITIES CORP.                     145,000               $0.60 PER SHARE   14,858,129
                     11TH FLOOR, THREE BENTALL                                         $188,450
                     CENTRE, 595 BURRARD ST.
                     P.O. BOX 49049
                     VANCOUVER, BC V7X 1C4

(f) Approximate     (g) Name of Each
    Dates of Sale       Securities Exchange
    (See instr.         (See instr. 3(g))
     3(f))
    [MO. DAY YR.]
---------------------------------------------

-                      -

INSTRUCTIONS:

1.  (a)  Name  of  issuer
 (b)  Issuer's  I.R.S.  Identification  Number
 (c)  Issuer's  S.E.C.  file  number,  if any
 (d)  Issuer's  address,  including  zip code
 (e)  Issuer's  telephone number, including area code

2.  (a)  Name of person for whose account the securities are to be sold
 (b)  Such  person's  I.R.S.  identification number, if such person is an entity
 (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
 (d)  Such  person's  address,  including  zip  codeties are intended to be sold

3.  (a)  Title  of  the  class  of  securities  to  be  sold
 (b) Name and address of each broker through whom the securities are intended to be sold
 (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
 (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
 (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
 (f)  Approximate  date  on  which  the  securities  are  to  be  sold
 (g) Name of each securities exchange, if any, on which the securities are intended to be sold


                         TABLE I - SECURITIES TO BE SOLD
     Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you    Nature of Acquisition Transaction  Name of Person from Whom Acquired     Amount of
the Class    Acquired                                       (If gift, also give date donor        Securities
                                                            acquired)                             Acquired
-------------------------------------------------------------------------------------------------------------

COMMON      OCT 23/98    PRIVATE TRANSACTION                 TREASURY                               900,000

Date of           Nature of Payment
Payment
-----------------------------------

OCT 23/98         $138,000

INSTRUCTIONS:

     1.  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid. 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                                Amount of
Name and Address of Seller     Title of Securities Sold     Date of Sale        Securities Sold    Gross Proceeds
-----------------------------------------------------------------------------------------------------------------



REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

   MAY 25, 2000                                 /s/ Nick Pedafronimos
------------------------------------            ------------------------------
        DATE OF NOTICE                                (SIGNATURE)

  This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



